VIA EDGAR

October 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Margaret Schwartz, Celeste Murphy, Al Pavot and Jeanne Bennett

Re:	Entrada Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-260160

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Entrada Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 28, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Sarah Ashfaq at (212) 459-7238. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Sarah Ashfaq, by facsimile to (212) 937-3719.

If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely,

ENTRADA THERAPEUTICS, INC.

/s/ Dipal Doshi
Dipal Doshi
President and Chief Executive Officer

cc:
Arthur McGivern, Goodwin Procter LLP
Sarah Ashfaq, Goodwin Procter LLP
Tara Fisher, Ropes & Gray LLP